SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  October, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Quarterly Results 2008 January-September" dated on October 27, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP

São Paulo, October 27, 2008

Quarterly Results 2008 January – September

INDEX

HIGHLIGHTS	2
REVENUES HIGHLIGHTS	4
OPERATING EXPENSES HIGHLIGHTS	7
LOANS AND FINANCING	9
RELEVANT EVENTS	11
SUBSEQUENT EVENT	11
ADDITIONAL NOTES	12
DIVIDENDS AND INTEREST ON OWN CAPITAL	13
HISTORICAL SUMMARY	15
INCOME STATEMENTS	17
BALANCE SHEET	18
OPERATING DATA	19
TARIFFS	20
CAPITAL STRUCTURE COMPOSITION	21

Results January – September 2008 TELESP 1

HIGHLIGHTS

Broadband is currently offered through ADSL and MMDS technologies under the brands “Speedy” and “Ajato”, respectively. In September 2008 it has reached 2,455,910 clients, a 7.0% increase over 2Q08. When compared to September 2007, the growth was of 520 thousand accesses or 26.9%, in line with the upward trend of last quarters. Investments in broadband are the Company’s priority and reinforce Telesp’s (*) commitment to its clients in improving the offer and quality of products and services, allowing a service even better and becoming even more competitive. Following this strategy, in February 2008, the Company launched, as a pioneer offer, internet access through Fiber Optic (Fiber to the Home – FTTH) with speed capacity of 8 and 30 Mb.

Alternative Plans for Fixed Telephony – continuing with the transformation of its business, Telesp kept the minute plan sale’s pace of growth, that makes clients loyal and serves well and better the different market segments with more adequate choices for access to fixed telephony. On September 30, 2008, the penetration of local plans, “controle”, duos and trios was over 50% of lines in service.

Duos and Trios Telefônica - are combined offers of PayTV, Broadband and Local calls services offered in all Company’s concession area. In October 2007, the Company celebrated a commercial and operational agreement with TVA, strengthening and extending even more the integrated offer of PayTV.

Pay TV – offered in bundles or stand-alone, it is available through Satellite (DTH) and MMDS (Multichannel Multipoint Distribution Service). Since its launch, the Company has shown a fast pace of growth, reaching 424,974 clients in the 3Q08, an increase of 78,080 clients or 22.5% when compared to the 2Q08.

“Posto de Trabalho Informático” – launched in 2007, is offered to the corporate segment as a solution for infra-structure of Information Technology customized for the clients. Through a monthly fee payment, Telesp offers a bundle composed by voice, data, broadband, network management and equipments for small, medium and big clients. The bundled offer of Information Technology and Communication Services is one of the Company’s strategic pillars in the corporate segment.

Number Portability - In September, 2008, the number portability process has been activated under commercial disposition between companies that offer similar products. With that, fixed and mobile’s clients can keep their phone number when changing operator or address, if the process refers to the same local area. Following this, the Company reinforced its efforts aiming clients’ loyalty and retention plans, although the volume of number portability processes isn’t relevant so far. The Number Portability’s process in the country must be complete until March, 2009.

(*) Refers to Telesp and its subsidiaries

Results January – September 2008 TELESP 2

The Net Operating Revenues in the 9M08 totaled R$11,821.3 million and when compared to the R$10,991.0 million reached in the same period of the previous year, presented an increase of R$830.2 million or 7.6% . When comparing the 3Q08 x 3Q07, an increase of R$ 477.0 million or 13.2% is shown, with a significant acceleration versus previous quarters due to an improved performance in almost all services. These figures are mainly due to the growth of the PayTV and Speedy services, the behavior of infrastructure rental and interconnection revenues, due the telecommunications market growth, the behavior of domestic long distance revenues and by the tariff readjustment as of July, 2008. These effects were partially offset by a decrease in public telephony revenues, local service revenues and monthly subscription fee, the latter one mainly due to the decrease of average lines in service and an increase of alternative plans for fixed telephony with a lower monthly subscription fee.

When comparing the 3Q08 x 2Q08, it’s shown an increase in the net operating revenue of R$210.4 million or 5.4%, mainly due to the performance of PayTV, infrastructure rental and domestic long distance.

The EBITDA for the 9M08 was R$4,842.8 million, an increase of R$146.4 million or 3.1% when compared to the same period of the previous year. When comparing the 3Q08 x 3Q07, an increase of R$142.9 million or 9.3% is observed. However, excluding the impact related to the technical problems that affected data transmission network in July, 2008, in the amount of R$34.5 million, the increase would be of R$180.8 million or 3.9% and R$177.3 million or 11.5%, respectively.

The EBITDA Margin for the 9M08 was 41.0%, a decrease of 1.8 p.p. when compared to the same period of the previous year. In the 3Q08, it was also registered an EBITDA Margin of 41.0%, a decrease of 1.5 p.p. in comparison to the 3Q07 and of 1.3 p.p. in comparison to the 2Q08. These effects are mainly explained by a decrease of local service and public telephony revenues, by the increase of advertising, TV contents and customer services’ expenses, besides expenses derived from the technical problems occurred in July, 2008. Excluding the impacts related to technical problems in July, 2008, the EBITDA margin in 9M08 would have reached 41.2% and 41.8% in the 3Q08.

The consolidated Capex for 9M08 was R$1,544.2 million, presenting an increase of 16.1% when compared to the same period of the previous year. This figure is in line with Telefónica strategy of investing in network modernization and expansion to offer communication services of voice, data and video. It is important to highlight the significant changes on Capex’s mix, currently focused on broadband and new services.

Results January – September 2008 TELESP 3

REVENUES HIGHLIGHTS

The Gross Operating Revenue reached R$17,085.0 million in the 9M08, showing an increase of R$1,168.0 million or 7.3% when compared to the same period of the previous year. In the 3Q08 the gross operating revenues reached R$5,911.2 million, representing an increase of R$294.1 million or 5.2% when compared to the 2Q08 and R$656.3 million or 12.5% when compared to the 3Q07.

The changes are explained as follows:

Monthly Subscription Fee: reached R$4,149.5 million in the 9M08, presenting a decrease of R$136.8 million or 3.2% when compared to the same period of the previous year. This effect is mainly explained by the decrease in average lines in service and by the increase of alternative plans for fixed telephony which are offered with lower monthly fees, been partially offset by a tariff readjustment of 3.01% as of July, 2008. When comparing the 3Q08 x 3Q07 the value remains almost stable.

Installation Fee: reached R$94.1 million in the 9M08, representing an increase of R$5.4 million or 6.1% when compared with the same period of the previous year. This effect is mainly explained by the successful commercial effort, focused on alternative plans, and by the tariff adjustment of 3.01% as of July, 2008. When comparing the 3Q08 x 3Q07, a decrease of R$5.2 million or 15.9% is shown mainly due to the installation fee exemption to non-residential clients as of July, 2008.

Results January – September 2008 TELESP 4

Local Service: totaled R$1,944.8 million in the 9M08, presenting a decrease of R$236.0 million or 10.8% when compared to the same period of the previous year. This effect is mainly explained by duos and trios sales which offer flat tariffs with local unlimited calls, decreasing the exceeding traffic. This effect is partially offset by a significant increase of traffic bundles sales and by the tariff readjustment of 3.01% as of July, 2008. When comparing the 3Q08 x 3Q07, a decrease of R$17.5 million or 2.5% is shown, justified by the same aforesaid reasons.

DLD: totaled R$2,805.2 million in the 9M08, presenting an increase of R$339.4 million or 13.8% when compared to the same period of the previous year. When comparing 3Q08 x 3Q07, a strong increase of R$181.4 million or 22.9% is shown. These variations are mainly explained by a higher SMP traffic through the increase of the “15” use due the mobile market growth and by a positive impact of the tariff adjustment of 3.01% as of July, 2008. These effects were partially offset by a reduction of outgoing fixed traffic.

Fixed-to-mobile revenues: reached R$3,256.9 million in the 9M08, an increase of R$219.5 million or 7.2% when compared to the same period of the previous year. This effect is mainly explained by the growth of mobile operators base that presented a positive impact on VC1, VC2 and VC3 traffic. When comparing 3Q08 x 3Q07, an increase of R$140.2 million or 14.3% is shown, justified by the same aforesaid reasons.

ILD: reached R$109.2 million in the 9M08, an increase of R$6.1 million or 5.9% when compared to the same period of the previous year. When comparing the 3Q08 X 3Q07, an increase of R$6.0 million or 19.7% is shown. These effects are mainly explained by the tariff readjustment in the quarter and promotional efforts during 2007, that decreases the comparison base, been partially offset by a traffic decrease in the quarters.

Interconnection Revenues: totaled R$349.8 million in the 9M08 and, when compared to the same period of the previous year, an increase of R$48.6 million or 16.1% is shown. When comparing the 3Q08 x 3Q07, an increase of R$24.8 million or 25.8% is shown. These effects were chiefly caused by traffic increase between incumbents as a consequence of the telecommunications market growth, and also due to the tariff readjustment of 3.01% as of July, 2008.

Public Telephony: reached R$339.9 million in the 9M08, presenting a decrease of R$61.8 million or 15.4% when compared to the same period of the previous year. When comparing the 3Q08 x 3Q07 a decrease of R$46.5 million or 30.4% is observed. These effects were mainly motivated by lower card phone sales due to a higher competition of the mobile market. These effects were partially offset by the tariff readjustment of 3.01% as of July, 2008.

Data Transmission: reached R$2,734.4 million in the 9M08, an increase of R$563.1 million or 25.9% when compared to the same period of the previous year. When comparing the 3Q08 x 3Q07, an increase of R$187.0 million or 24.7% is shown. These effects are explained by the residential segment growth, through the broadband offer with “Speedy” brand, as well as by the growth of data transmission in the corporate segment.

Infrastructure rental: totaled R$285.8 million in the 9M08, a rise of R$54.7 million or 23.7% when compared with the same period of the previous year. When comparing the 3Q08 x 3Q07, an increase of R$39.7 million or 54.3% is shown. These effects were mainly explained by the increase of retiled circuits’ volume, due to the telecommunications market growth.

PayTV: launched on August 12, 2007, this service reached R$301.8 million in the 9M08 reaching 424,974 clients, an increase of 22.5% when comparing to the 2Q08. It includes TV services through Satellite

Results January – September 2008 TELESP 5

(DTH) and MMDS (Multichannel Multipoint Distribution Service), this latter as a result of Telefônica Televisão acquisition in the 4Q07.

Others: reached R$713.6 million in the 9M08, presenting an increase of R$68.0 million or 10.5% when compared to the same period of the previous year. When comparing 3Q08 x 3Q07, an increase of R$24.3 million or 11.0% is registered. These effects are chiefly explained by an increase of network and equipments managing (“Posto de Trabalho Informático”).

Results January – September 2008 TELESP 6

OPERATING EXPENSES HIGHLIGHTS

Operating Expenses in the 9M08 reached R$6,978.4 million and when compared to the same period of the previous year, increased R$683.8 million or 10.9% . In the 3Q08, the operating expenses reached R$2,415.0 million, presenting an increase of R$ 175.9 million or 7.9% when compared to the 2Q08 and R$334.1 million or 16.1% when compared to the 3Q07.

The variations are explained by the following items:

Personnel expenses reached R$569.7 million in the 9M08, a decrease of R$52.5 million or 8.4% when compared to the same period of the previous year. When comparing the 3Q08 x 3Q07, it was recorded a decrease of R$14.3 million or 7.7% . These effects chiefly reflect the plan of expenses reduction related to the Program of Organizational Restructuring already implemented.

Administrative expenses totaled R$5,731.8 million in the 9M08, showing a raise of R$603.8 million or 11.8% when compared to the same period of the previous year. When comparing 3Q08 x 3Q07, an increase of R$319.6 million or 18.8% is shown.

The changes are mainly explained as follows:

Supplies totaled R$107.7 million in the 9M08, presenting a decrease of R$7.8 million or 6.8% when compared to the same period of the previous year. When comparing the 3Q08 x 3Q07, a decrease of R$3.5 million or 8.7% is shown. These effects are mainly explained by a decrease of card phone expenses and outsource of bills’ printing service, been partially offset by expenses increase of Telefônica TV Digital’s installation material.

Outsourcing expenses totaled R$2,414.7 million in the 9M08, presenting a raise of R$347.6 million or 16.8% when compared to the same period of the previous year. This effect is mainly due to an increase of advertising, TV content, customer service expenses and network maintenance, as a result of its outsourcing. When comparing the 3Q08 x 3Q07, an increase of R$209.7 million or 31.1% is shown, due to the same aforesaid reasons.

Interconnection expenses reached R$2,845.7 million in the 9M08 and when compared to same period of 2007, presented an increase of R$179.1 million or 6.7% . When comparing the 3Q08 x 3Q07, an increase of R$82.8 million or 9.3% is shown. These effects are mainly explained by an increase in SMP traffic with the “15” (selection code of the operator), a higher fixed-mobile traffic (VCs) and the VUM readjustment of 2.06% in July, 2008.

Other Expenses reached R$363.6 million in the 9M08, presenting an increase of R$84.8 million or 30.4% when compared to the same period of the previous year, due to an increase of network rental expenses of infrastructure for last-mile call termination. When comparing the 3Q08 x 3Q07, an increase of R$30.6 million or 30.7% is presented, due to the same aforesaid reasons.

Taxes totaled R$344.0 million in the 9M08, recording an increase of R$41.9 million or 13.9% in comparison to the same period of the previous year. When comparing 3Q08 x 3Q07, an increase of R$17.4 million or 17.4% is shown. These effects are mainly explained by an increase of FUST and FUNTTEL’s contribution, due the revenues growth and the differential of ICMS rate in the purchase of supply material for use and consumption.

Provisions reached R$388.2 million in the 9M08, a decrease of R$99.7 million or 20.4% when compared to same period of the previous year. When comparing 3Q08 x 3Q07, a decrease of R$30.2 million or 19.8% is registered. These effects reflect the success of the commercial policy’s review during 2007

Results January – September 2008 TELESP 7

issuing the improvement of the customer base profile. It is important to note the significant improvement of the ratio of provisions over net operating revenues, from 4.2% in the 3Q07 to 3.0% in the 3Q08. When comparing 9M08 x 9M07, this ratio decreases from 4.4% last year to 3.3% in January-September, 2008.

Investment gains (losses) in the 9M08 recorded a positive result of R$6.0 million, and in the same period of 2007 registered a negative result of R$3.9 million. When comparing 3Q08 with 3Q07 a negative variation of R$0.2 million is registered. These variations are justified by equity accounting of minority interest on Cable TV operators.

Other operating revenues (expenses) in the 9M08 recorded a negative net variation of R$200.1 million when compared with the same period of 2007. Such behavior is mainly justified by the contingencies provision and amend expenses as a consequence of technical problems that affected data transmission network on July 02 and 03, 2008. When comparing 3Q08 x 3Q07 a negative variation of R$41.3 million is shown, with amend expenses related to technical problems occurred in July, 2008 included in this amount.

Depreciation in the 9M08 reached R$2,069.8 million, an increase of R$63.2 million or 3.2% when compared to the same period of the previous year. This effect is mainly explained by the goodwill amortization of Telefônica Televisão’s acquisition and by an increase of modem obsolescence provision. When comparing 3Q08 x 3Q07, an increase of R$18.8 million or 2.8% is show, due to the same aforesaid reasons.

Results January – September 2008 TELESP 8

LOANS AND FINANCING

LOANS AND FINANCING

(in thousand of reais)

Consolidated	Currency	Interest Rate	Due Date	Short-term	Long-term	Total
			September 2008			
Loans in local currency						
BNDES Loan	UR TJLP	9.73%	Until 2015	9,569.0	801,763.0	811,332.0
Bonds	R$	CDI + 0.35%	Until 2010	16,153.0	1,500,000.0	1,516,153.0
Loans in foreign currency						
Mediocrédito	US$	1.75%	2014	5,847.0	25,910.0	31,757.0
Resolution 2770	JPY	1.00%	2009	32,828.0	-	32,828.0
Resolution 2770	JPY	0.5% a 5.78%	2009	211,454.0	-	211,454.0
Resolution 2770	EUR	5.74%	2009	70,461.0	-	70,461.0
Untied Loan - JBIC	JPY	Libor + 1.25%	2009	89,587.0	-	89,587.0
Total				435,899.0	2,327,673.0	2,763,572.0

CONSOLIDATED SCHEDULE OF LONG-TERM OBLIGATIONS

(in thousand of reais)

Year	Amount
September 2008	
2010	1,599,296.7
2011	166,110.3
2012	166,110.3
From 2013 on	396,155.2
Total	2,327,672.5

NET FINANCIAL DEBT

(Million R$)

	September '08	June '08	September '07
Short-term Debt	(435.9)	(389.5)	(478.7)
Long-term Debt	(2,327.7)	(2,375.7)	(1,649.2)
Total Debt	(2,763.6)	(2,765.2)	(2,127.9)
Gains / losses with Derivative Operations	(69.5)	(142.7)	(342.7)
Debt (post-Derivative Operations)	(2,833.1)	(2,907.9)	(2,470.6)
Cash	1,245.1	466.2	1,231.6
Net Debt	(1,587.9)	(2,441.7)	(1,239.0)
Net Debt / EBITDA (*)	0.26	0.39	0.20
Total Debt / EBITDA (*)	0.44	0.44	0.34
Total Debt / Market Cap	0.13	0.13	0.07

(*) The 2007 EBITDA was used for the ratio calculations.

Results January – September 2008 TELESP 9

On September 30, 2008, the Company had R$436.1 million in loans and financing denominated in foreign currency, from which R$346.5 million were raised at fixed interest rates and R$89.6 million were raised at variable interest rates (Libor). The position in loans and financing also includes the value of debentures paying interests based on the variation of the CDI rate + fixed spread, in the amount of R$1,516.2 million and the value of R$811.3 million in financing with BNDES – Banco Nacional de Desenvolvimento Econômico e Social.

All the Company’s financial derivative contracts of aim the protection of currency risk and fluctuations of foreign and domestic interest rates related to financial debt, in accordance to corporate politic of risk management. Following this, variations on risk factors result in a inverse effect intended to protection. Therefore, the Company doesn’t have financial derivative instruments to speculation propose and financial equities are hedged.

On September 30, 2008, 99.26% of the Company’s financial debt denominated in foreign currency was covered by active positions in hedge transactions (Swap to “CDI”) which reported a consolidated net positive result of R$11.5 million. The Company also has swap trades "CDI x pré" to partially cover fluctuations from domestic interest rates, with a contracted volume of R$50.0 million that reached a net positive consolidated result of R$376.9 thousand, being this temporary gain recorded in the income statement. In addition, the Company has “swap” operations – CDI + spread x %CDI, in the amount of R$1.5 billion, to cover the fixed debentures spread, which generated a negative result of R$195.5 thousand. The balance of the liability to acknowledge the net position of derivatives on September 30, 2008 was R$69.5 million.

To reduce the exposure of the local interest rate (CDI), the Company invests the balance of cash and cash equivalents (financial instruments) of R$1,240.6 million in short-term instruments, based on the variation of the CDI, in accordance to the credit limits and diversification set on the Company’s current credit risk politic.

Debentures – On September 03, 2004, Telesp announced a Public Offering of Securities and the activation, within the Program’s parameters, of the First Issuance of Telesp’s debentures. The Offer consisted of the issuance of 150 thousand not convertible debentures, of unsecured type, with face value of R$10 thousand per unit, totaling the amount of R$1.5 billion, in single tranche, maturing on September 01, 2010. The debentures conditions were renegotiated on September 01, 2007, end date of the first validity Remuneration period, and the second period also began in that date with closing foreseen to September 01, 2010, the debentures’ maturity date. The debenture bears interest on a quarterly basis payment, of the accumulated average rates of the interbank interest rate of one day (DI rate), capitalized by a spread of 0.35% per year, calculated and disclosed by the Custody and Settlement – CETIP since the renegotiation date.

BNDES Loan – On October 10, 2007, the National Bank of Economic and Social Development (BNDES) approved a loan of R$2 billions for Telesp, from which R$800 million are being applied in the network modernization and expansion of voice, data and video services.

Net Financial Expenses – In September, 2008 reached R$ 180.0 million, improving R$52.0 million or 22.4% when compared to Sep/07, mainly justified by the extinction of CPMF and a higher cash volume. When comparing 3Q08 x 3Q07 the net financial expenses improved R$5.5 million or 7.9%, explained by the same aforesaid reasons.

Results January – September 2008 TELESP 10

RELEVANT EVENTS

Corporate Events in 2007 and 2008

a) Acquisition of Telefônica Televisão Participações S.A. (previously named Navytree Participações S.A.) – In accordance with the relevant fact published on October, 31, 2006, the Society celebrated with Grupo Abril several contractual relations of commercial and operational disposition. It was foreseen the acquisition: (i) 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and (ii) participation in the company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by Grupo Abril inside and outside São Paulo’s State. On October 31, 2007, ANATEL concluded the process of regulatory analysis between Grupo Abril and Telesp and approved the transaction. However, the process is currently under ANATEL’s competition analysis and after that will be sent to CADE - Conselho Administrativo da Defesa Econômica. The final amount of 100% acquisition of the Telefônica Televisão capital stock was R$909.1 million.

b) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On February 29, 2008, the Company increased the Telefônica Televisão’s capital with stocks of A.Telecom equity. As a result, A.Telecom became an integral subsidiary of Telefônica Televisão.

c) Change on Navytree Participações company’s name – On June 10, 2008, Navytree approved on its Extraordinary Shareholders’ Meeting the change of the company’s name to Telefônica Televisão Participações S.A.

d) Increase on Telefônica Televisão Participações S.A.’s Equity (previously named Navytree Participações S.A.) – On July 25, 2008, the Company increased the Telefônica Televisão’s capital with stocks of Telefônica Data S.A.’s equity. As a result, T. Data became an integral subsidiary of Telefônica Televisão.

SUBSEQUENT EVENT

In accordance to the relevant fact published on October 21, 2008, the Board of Directors approved, on that date, the propose that aims the corporate reorganization involving Telefônica Data do Brasil Participações Ltda. – DABR - and Telefônica Televisão Participações S.A. – TTP – (wholly-owned subsidiary, which has stakes on Telefônica Sistema de Televisão S.A., A. Telecom S.A. and Telefônica Data S.A’s capital).

TELESP’s Board of Directors understands that the corporate reorganization reflects Company and shareholders’ aim and will allow the improvement of synergies, the reduction of managing risks, the simplification of corporate and administrative organization, reducing costs, but also getting the opportunity of the tax benefit and the Company’s cash flow improvement and, as a consequence, to its shareholders in the amount of R$351 million.

An Extraordinary Shareholders’ meeting has been called, to be held on November 11, 2008, to deliberate the propose.

Results January – September 2008 TELESP 11

ADDITIONAL NOTES

Migration Pulse/Minute - On March, 31, 2007, Telesp started the collection migration process from pulse to minute, according to the Concession Agreement’s renewal which was completed on July, 31, 2007.

Tariffs readjustment occurred in 2007 and 2008

Fixed-to-Fixed Tariff – On July 17, 2007, through Edicts #66028 and #66031, Agência Nacional de Telecomunicações - Anatel approved the tariff adjustment of the Switched Fixed Telephony Service -STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 20, 2007. The following readjustments were applied equally to the Local and DLD, in other words, 2.21% . However, worried about the total transparency over the process of local calls conversion from pulses to minutes, the Company postponed, in a promotional disposition, the implementation of the tariff adjustment over local pulses and minutes to October 01, 2007.

Fixed-to-Mobile Tariff – On July 17, 2007, through Edict #66029, Agência Nacional de Telecomunicações - Anatel approved the 3.29% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, Anatel approved the readjustment of the fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.25% . The readjustments were effective as of July 20, 2007.

Fixed-to-Fixed Tariff – On July 21, 2008, through Edicts #4,288 and #4,289, Agência Nacional de Telecomunicações - Anatel approved the tariff adjustment of the Switched Fixed Telephony Service -STFC, according to the criteria established in the concession contracts for Local and Domestic Long Distance Services, effective from July 24, 2008. The tariff readjustments were 3.01% .

Fixed-to-Mobile Tariff – On July 21, 2008, through Edict #4,290, Agência Nacional de Telecomunicações -Anatel approved the 3.01% tariff adjustment for the fixed-to-mobile calls (VC1, VC2 and VC3) throughout the entire concession area of Telesp, sectors 31, 32 and 34 of Region III. On the same date, was also approved the readjustment of fixed-to-mobile interconnection rate (VUM) related to the VC1, VC2 and VC3 in 2.06% . The readjustments were effective as of July 24, 2008.

Technical Problems in 2008

On July 2 and 3, 2008, technical problems that affected the Company’s data transmission network generated instability and breakdowns of Telesp’s broadband service. The services were fully reestablished in the whole São Paulo State at the end of July 3.

The Company refunded all Speedy’s subscribers in accordance to the “Termo de Ajustamento de Conduta” (“TAC”) signed between the Company and Public Ministry, that sets (i) discount related to the 36 hours of the service breakdown and (ii) a credit equivalent to 84 hours as compensation of damage and losses. The compensation occurred through a credit in the clients’ bills in July and August, which represented a decrease of R$34.5 million on Company’s operating result, besides other expenses inherent event.

The Company has reported it properly to insurers, which contracts are set in accordance to the Concession Contract and in accordance to the market good practices.

Results January – September 2008 TELESP 12

DIVIDENDS AND INTEREST ON OWN CAPITAL

IONW - On December 10, 2007, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of December 28, 2007 in the amount of R$211 million withholding income of 15%, resulting in a net interest of R$179.4 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment started on June 23, 2008 in accordance to the statement bellow:

Dividends - On March 26, 2008, the Telesp’s General Shareholders’ Meeting approved the distribution of dividends based on the balance of accumulated earnings, dividends and interests on own capital prescribed in the Fiscal year of 2007, reported in the annual balance sheet of the Company, dated as of December 31, 2007 in the amount of R$350.9 million to the shareholders who held shares in the Company’s registry book on the market close of March 26, 2008. As of March 27, 2008, inclusive, the shares were considered as ex-dividends. The payment started on June 23, 2008, in accordance to the statement below:

IONW - On May 20, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interests on own capital, to the shareholders who held common and preferred shares on the market close of May 20, 2008 in the amount of R$200.0 million withholding income of 15%, resulting in a net interest of R$170.0 million. After this day, Telesp’s shares were considered as ex-interest on own capital. The payment started on June 23, 2008 in accordance to the statement bellow:

Results January – September 2008 TELESP 13

Dividends - On May 20, 2008, the Board of Directors of the Company approved, “ad referendum” of the General Shareholders’ Meeting, the distribution of interim dividends to the shareholders who held shares in the Company’s registry book on the market close of May 20, 2008 in the amount of R$485.0 million. After this date the shares were considered as ex-dividends. The payment started on June 23, 2008, in accordance to the statement below:

Results January – September 2008 TELESP 14

HISTORICAL SUMMARY

Since November 30, 1999 and due to a corporate restructuring, Telecomunicações de São Paulo S.A. -TELESP is the new name of Telesp Participações S.A., a corporation organized under the laws of the Federal Republic of Brazil, formed upon the spin off of Telecomunicações Brasileiras S.A., on May 22, 1998. TELESP is the main provider of fixed line public telecommunications services in the Brazilian state of São Paulo. The Brazilian Government sold its stake in TELESP PARTICIPAÇÕES, thus privatizing the Company, on July 29, 1998.

In December 1999, Telecomunicações de São Paulo S.A. - TELESP acquired voting and non-voting shares of Centrais Telefônicas de Ribeirão Preto S.A. - CETERP. The CETERP cellular operating division was sold afterwards. The tender offer to exchange the shares of the Company by BDRs (Brazilian Depositary Receipts) representative of the shares of Telefónica, S.A. was concluded on June 30, 2000.

On August 03, 2000, the wholly owned subsidiary Telefônica Empresas S.A. was created, whose corporate goal is to render switched package network services. On November 24, 2000, the Company completed the capital increase on its fully owned subsidiary in local currency and through the valuation of the assets related to the switched package network services, including the transfer of the authorization to render that service. On January 30, 2001, Telefônica Data Brasil Holding S.A. was created, resulting of the partial spin-off of the Company’s net equity. This equity was represented by the investment in the fully owned subsidiary Telefônica Empresas S.A. and accounts receivable. The purpose of the creation of Telefônica Data Brasil Holding S.A. was the segregation of the operating activities related to the switched package network services, due to the administrative and operating restructuring in the year 2000.

TELESP's business, services and tariffs have been regulated by ANATEL (Agência Nacional de Telecomunicações) since June 16, 1997, according to various decrees, decisions, plans and regulatory measures. TELESP became the first operator to file the corresponding information of the accomplishment of ANATEL's targets that granted the license to permit Telesp to offer domestic and international long distance services to its customers. The license also allowed Telesp to extend its business out of its concession area (São Paulo) to the whole country. The international long distance services started to be deployed on May 7, 2002 while the domestic long distance services were not being rendered in that period due to a legal injunction. For the same reasons, the domestic long distance services started to be deployed on July 29, 2002.

The Board of Directors of ANATEL, on its 240th meeting held on January 29, 2003 granted Telecomunicações de São Paulo S.A. - Telesp the authorization to exploit the Multimedia Communications Service (SCM) nationwide. The Company may offer voice and data services through points of presence, composed of networks and telecommunication circuits.

On July 06, 2003, the mobile telephony operators started to implement the long distance carrier selection (CSP). It enables the client to determine the long distance carrier for each domestic long distance call (VP2 and VP3) or international call, according to the SMP – Mobile Personal Service rules. Consequently, the Company started to acknowledge the revenues from said services and, at the same time, started to pay to the mobile telephony operators for the use of their networks.

On September 04, 2004, the rules established in Resolution #373 of Anatel (National Telecommunications Agency), dated as of June 03, 2004, were implemented that deals with the reconfiguration of the local areas for the Switched Fixed Telephony Service - STFC.

On December 24, 2004, the Company acquired the control of Santo Genovese Participações Ltda., controller of Atrium Telecomunicações Ltda. (“Atrium”), company dedicated to the management of the

Results January – September 2008 TELESP 15

rendering of telecommunication services. The operation allowed the Company to increase its offer to the domestic market with services that have greater value added, through the management of the rendering of telecommunication services.

On December 31, 2005, the concession contract for the STFC expired. On December 22, 2005, this concession contract was extended for a period of 20 years, while it can be modified on December 31, 2010, December 31, 2015 and December 31, 2020. This condition allows Anatel to establish new conditions and new targets for universalization and quality, taking into consideration the conditions in place by that time.

Every two years for the 20-years period of the new concession contracts, the public regime companies will have to pay a renewal tax equivalent to 2% of the revenues of the STFC of the previous year of the payment, net of applicable taxes and social contributions. Since 2006, the Company has been provisioning the concession renewal rate by competence regime. Considering that this rate is connected to two periods, the Company will register as costs of the rendered services 1% of the annual net revenues of each period. The first payment of the bi-annual tax took place on April 30, 2007, based on the net incomes of STFC 2006. The next payment is foreseen for April 30, 2009 based on the net incomes of STFC 2008.

On July 28, 2006, the corporate restructuring involving the activities of the Multimedia Communication Services (SCM), through the merger of TDBH into Telesp and partial spin-off of Telefônica Empresas, was finalized that also includes the transfer to Telesp of the assets and activities of the SCM in the regions in which such service is already rendered by Telesp.

On March 14, 2007 ANATEL conceded to A.Telecom S.A. the license to offer Pay TV through satellite (Direct to Home – DTH). DTH is a special type of service of Pay TV that uses satellites for the direct distribution of television and audio signs for the subscribers. The launch of the commercial operation occurred on August 12, 2007.

On October 31, 2007, ANATEL concluded the process of regulatory analysis between Grupo Abril and Telesp involving the acquisition of 100% of the MMDS (Multichannel Multipoint Distribution Service) and broadband operations, and participation in the company’s capital stock, at the limit of the effective law and regulation, of TV and cable operators controlled by the Grupo Abril inside and outside São Paulo’s State.

In February, 2008, the Company launched a pioneer offer of internet access through Fiber Optic (Fiber to the Home – FTTH) for residential segment on Sao Paulo neighborhood Jardins. Besides the internet connection with speed capacity of 8 e 30 Mb, bundles including Wi-Fi, Digital TV and 2,000 minutes of local and intra-state calls, safety bundle, call identifier, technical assistance and specific call center started to be offered.

Results January – September 2008 TELESP 16

CONSOLIDATED INCOME STATEMENTS

For the periods ended on September 30, 2008 and September 30, 2007

Unaudited (Million reais)

	January - September			July - September		
	2008	2007	%Var.	2008	2007	%Var.
Gross operating revenue	17,085.0	15,917.1	7.3	5,911.2	5,254.9	12.5
Monthly subscription fee	4,149.5	4,286.3	(3.2)	1,406.6	1,412.2	(0.4)
Installation charge	94.1	88.7	6.1	27.7	32.9	(15.9)
Local Service	1,944.8	2,180.8	(10.8)	686.2	703.7	(2.5)
DLD	2,805.2	2,465.8	13.8	972.7	791.3	22.9
Fixed-to-mobile revenues	3,256.9	3,037.3	7.2	1,120.2	980.0	14.3
ILD	109.2	103.1	5.9	36.3	30.3	19.7
Interconnection	349.8	301.2	16.1	121.2	96.4	25.8
Public telephony	339.9	401.7	(15.4)	106.5	153.0	(30.4)
Data transmission	2,734.4	2,171.3	25.9	943.6	756.6	24.7
Infrastructure rental	285.8	231.1	23.7	112.9	73.1	54.3
Pay TV	301.8	4.1	n.a.	131.8	4.1	n.a.
Others	713.6	645.5	10.5	245.5	221.1	11.0
Deductions	(5,263.8)	(4,926.0)	6.9	(1,817.2)	(1,637.8)	10.9
Net operating revenues	11,821.3	10,991.0	7.6	4,094.0	3,617.1	13.2
Operating expenses	(6,978.4)	(6,294.7)	10.9	(2,415.0)	(2,081.0)	16.1
Personnel expenses	(569.7)	(622.2)	(8.4)	(171.9)	(186.1)	(7.7)
General and administrative expenses	(5,731.8)	(5,128.0)	11.8	(2,022.3)	(1,702.7)	18.8
Supplies	(107.7)	(115.5)	(6.8)	(36.6)	(40.1)	(8.7)
Outsourcing expenses	(2,414.7)	(2,067.1)	16.8	(883.4)	(673.7)	31.1
Interconnection expenses	(2,845.7)	(2,666.5)	6.7	(972.0)	(889.2)	9.3
Other expenses	(363.6)	(278.8)	30.4	(130.2)	(99.7)	30.7
Taxes	(344.0)	(302.2)	13.9	(117.1)	(99.7)	17.4
Provisions	(388.2)	(487.9)	(20.4)	(122.3)	(152.4)	(19.8)
Investment gains (losses)	6.0	(3.9)	n.a.	0.3	0.5	(49.2)
Other operating revenues / (expenses)	49.3	249.4	(80.2)	18.2	59.5	(69.4)
Earnings before interest taxes, depreciation and amortization - EBITDA	4,842.8	4,696.4	3.1	1,679.0	1,536.1	9.3
Depreciation and amortization	(2,069.8)	(2,006.6)	3.2	(689.5)	(670.8)	2.8
Financial result	(180.0)	(232.0)	(22.4)	(63.5)	(69.0)	(7.9)
Interest on the company's net worth	(200.0)	(221.0)	(9.5)	0.0	0.0	n.a.
Operating income	2,393.0	2,236.8	7.0	925.9	796.3	16.3
Non-operating revenues (expenses)	2.3	125.0	(98.2)	4.8	10.9	(55.7)
Income before income tax and social contribution	2,395.3	2,361.8	1.4	930.8	807.3	15.3
Income tax	(641.7)	(628.9)	2.0	(243.9)	(203.8)	19.7
Social contribution	(231.1)	(230.1)	0.4	(89.1)	(75.1)	18.6
Income before company's net worth reversion	1,522.5	1,502.8	1.3	597.8	528.3	13.1
Interest on company's net worth reversion	200.0	221.0	(9.5)	0.0	0.0	n.a.
Net income	1,722.5	1,723.8	(0.1)	597.8	528.3	13.1

Note: 1) For a better presentation of the Operating Revenues to the market and the regulator (ANATEL), there were reclassifications in the values presented in the 9M07. The main reclassifications happened in Long Distance, Public Telephony and Fixed-to-Mobile Revenues.
2) According to the CVM Instruction# 469, that establishes some definitions related to the application of the new accounting practices introduced by Law# 11,638, the present value concept has been applied in 2007 and 2008 for certain long term assets and liabilities.
3) According to the CVM Deliberation# 534, as of 2008, the effects related to foreign exchange rate over the equity of subsidiary company abroad were recognized directly to the Company's equity.

Results January – September 2008 **TELESP** 17

Results January – September 2008 TELESP 19

Results January – September 2008 TELESP 20

Results January – September 2008 TELESP 21

DISCLAIMER

This document contains statements that constitute forward-looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward-looking statements as a result of various factors.

Analysts and investors are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date of this presentation. The Company undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Company’s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Brazilian Market Regulator.

For additional information, please contact:

Investor Relations
Rua Martiniano de Carvalho, 851 – 17th Floor
01321-001 - São Paulo - Brazil
Tel.: +55 11 3549 7200 / 7201
Fax: +55 11 3549 7202
ri.telefonicabr@telefonica.com.br
www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	October 27, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director